SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

June 8, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Neo-Concept International Group Holdings Ltd.
Confidential Draft No.5 to Registration Statement on Form F-1
Submitted February 1, 2023
CIK No. 0001916331

Dear Ms. Hooker:

We represent Neo-Concept International Group Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft No.5 to the Draft Registration Statement on Form F-1(the “Draft Registration Statement”) relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated May 18, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amended Draft Registration Statement

Risk Factors
If the Chinese government chooses to exert more oversight and control over offerings..., page 19.

1.	We note your disclosure on page 20 that you understand that the Group is not required to complete filing procedures with the CSRC. Please revise to expand your disclosure here and on the cover page to provide support for this conclusion. Noting your statement on page 128 that certain legal matters as to Hong Kong law will be passed upon for you by CFN Lawyers, please address whether you have reached your conclusion based on discussions with counsel. In addition, please have CFN Lawyers file an opinion regarding Hong Kong legal matters.

Response:

We respectfully advise the Staff that we have revised the disclosures on the cover page and pages 7 and 20 of the Draft Registration Statement to provide support for the Group’s understanding that it is not required to complete filing procedures with the CSRC.

The opinion from CFN Lawyers is included as Exhibit 8.2

Related Party Transactions, page 93

2.	We note your response to comment 1 and reissue. Please update your disclosure to reflect any transactions with related parties up to the date of the prospectus. Refer to Part I, Item 4.a. of Form F-1 and Part I, Item 7.B. of Form 20-F.

Response:

We respectfully advise the Staff that we have updated the disclosure on page 93 of the Draft Registration Statement to reflect any transactions with related parties up to the date of the prospectus.

If you have any questions relating to the Draft Registration Statement, please contact Eva Yuk Siu, the Registrant’s Chief Executive Officer, at her email address eva@neo-concept.com.hk, or Kwok Fai Lau Patrick, the Registrant’s Chief Financial Officer, at his email address of patrick.lau@neo-concept.com.hk.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, please feel free to call me at 303-868-3382 or Celia Velletri at 303-907-4842.

Sincerely,

/s/ Henry F. Schlueter

cc:	Neo-Concept International Group Holdings Limited
Univest Securities, LLC
Hunter Taubman Fischer & Li LLC CFN Lawyers
WWC, P.C.